Exhibit 99.2

Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

     Unaudited – Prepared by Management

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position		4
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss		5
Condensed Interim Consolidated Statements of Changes in Equity		6
Condensed Interim Consolidated Statements of Cash Flows		7

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2	BASIS OF PRESENTATION	8
3	SEGMENTED INFORMATION	9
4	CASH AND CASH EQUIVALENTS	10
5	RIGHT-OF-USE ASSET	10
6	EQUIPMENT	10
7	MINERAL PROPERTIES	12
8	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	16
9	LEASE LIABILITY	16
10	SHARE CAPITAL	17
11	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	20
12	FINANCIAL RISK MANAGEMENT DISCLOSURES	21
13	RELATED PARTY DISCLOSURES	23
14	KEY MANAGEMENT PERSONNEL COMPENSATION	24
15	SUPPLEMENTAL CASH FLOW INFORMATION	24
16	CONTINGENCIES	24
17	EVENTS AFTER THE REPORTING DATE	25

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by management of the Company and approved by the Company’s Audit Committee. The Company’s independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity’s auditors.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		September 30,	December 31,
	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	4	$1,983,818	$5,304,097
Receivables		5,959	36,399
Prepaid expenses		294,385	123,272
		2,284,162	5,463,768
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	5	57,922	-
Equipment	6	151,172	101,162
Mineral properties	7	7,147,965	3,643,720
		$9,696,776	$9,264,205
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	8	$1,629,111	$1,636,786
		1,629,111	1,636,786
Non-current liabilities
Lease liability	9	60,356	-
Provision for closure and reclamation		268,779	265,239
Tax provision	16	-	8,121,918
		1,958,246	10,023,943
Equity
Share capital	10	177,078,108	173,819,546
Reserves		23,615,634	23,413,830
Deficit		(192,955,212)	(197,993,114)
		7,738,530	(759,738)
		$9,696,776	$9,264,205

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 16)
Events after the reporting date (Note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2019	2018	2019	2018
General and Administrative Expenses
Advertising and promotion		$211,770	$30,991	$556,626	$363,934
Consulting and management fees	13	49,000	65,268	166,052	192,155
Depreciation and accretion		11,140	1,727	34,183	5,471
Director fees	13	38,643	16,055	78,043	43,055
Insurance		23,989	13,031	69,853	39,135
Office and administration		36,734	28,875	93,204	90,744
Professional fees		86,506	115,658	182,151	224,722
Salaries and benefits	13	97,477	100,072	661,790	283,715
Share-based payments	10	64,480	105,586	232,602	417,582
Stock exchange and shareholder services		43,996	77,909	93,092	169,347
Travel and accommodation		51,740	81,000	162,870	150,048
		(715,475)	(636,172)	(2,330,466)	(1,979,908)
Other Items
Costs in excess of recovered coal		(87,574)	(43,052)	(150,938)	(127,901)
Debt settlement gain		-	-	7,952,700	-
Foreign exchange gain/(loss)		109,180	14,582	287,984	(40,236)
Miscellaneous income		-	50,000	-	50,000
Impairment of mineral property		(325,399)	(19,695)	(721,378)	(41,758)
		(303,793)	1,835	7,368,368	(159,895)
Net Gain/(Loss) for Period		(1,019,268)	(634,337)	5,037,902	(2,139,803)
Fair value loss on marketable securities			23,540	-	(81,000)
Comprehensive Gain/(Loss) for Period		$(1,019,268)	$(610,797)	$5,037,902	$(2,220,803)
Gain/(Loss) Per Common Share, basic and diluted		(0.01)	$(0.01)	$0.05	$(0.03)
Weighted Average Number of Common Shares Outstanding		$98,302,908	77,655,168	94,849,243	75,718,913

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance, December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	4,061,417	1,137,196	-	-	-	1,137,196
Share-based payments	-	-	559,241	-	-	559,241
Warrants issued for mineral property	-	-	181,944	-	-	181,944
Exercise of stock optons	31,250	8,000	(1,750)	-	-	6,250
Loss for period	-	-	-	-	(2,139,803)	(2,139,803)
Unrealized loss on marketable securities	-	-	-	(81,000)	-	(81,000)
Balance, September 30, 2018	78,814,457	$167,008,001	$23,360,637	$(68,840)	$(181,948,449)	$8,351,349
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	$-	$(197,993,114)	$(759,738)
Private placements, net of share issue costs	13,000,000	2,479,791	-	-	-	2,479,791
Finders shares	525,000	105,000	-	-	-	105,000
Share-based payments	-	-	333,353	-	-	333,353
Share bonus	500,000	115,000	-	-	-	115,000
Share compensation for services	175,000	59,500	-	-	-	59,500
Exercise of stock optons	440,000	220,221	(103,071)	-	-	117,150
Exercise of warrants	651,430	279,050	(28,478)	-	-	250,572
Gain for period	-	-	-	-	5,037,902	5,037,902
Balance, September 30, 2019	110,607,557	$177,078,108	$23,615,634	$-	$(192,955,212)	$7,738,530

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Nine Months Ended September 30,
	2019	2018

Operating Activities
Net gain/(loss) for period	$5,037,902	$(2,139,803)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	37,723	5,471
Debt settlement gain	(7,952,700)	-
Share-based payments	232,602	417,582
Share compensation for services	279,500	-
Unrealized foreign exchange (gain)/loss	(169,218)	149,772
Miscellaneous income	-	(50,000)
Impairment of mineral property	721,378	41,758
	(1,812,813)	(1,575,220)
Working capital adjustments
Receivables	30,440	(11,845)
Prepaid expenses and reclamation deposits	(171,113)	21,792
Accounts payable and accrued liabilities	89,921	(282,575)
	(50,752)	(272,628)
Cash Used in Operating Activities	(1,863,565)	(1,847,848)

Investing Activities
Net purchases of marketable securities	-	(60,940)
Purchase of property and equipment	(76,803)	(95,857)
Mineral property acquisition	-	(335,661)
Mineral property expenditures	(4,200,957)	(2,178,346)
Cash Used in Investing Activities	(4,277,760)	(2,670,804)

Financing Activities
Lease payments	(26,466)	-
Proceeds from debt settlement	-	50,000
Proceeds from share issuance, net of share issue costs	2,479,791	1,143,446
Proceeds from exercise of optons	117,150	-
Proceeds from exercise of warrants	250,572	-
Cash Used in Financing Activities	2,821,047	1,193,446
Net Decrease in Cash	(3,320,279)	(3,325,206)
Cash - beginning of period	5,304,097	4,100,608
Cash - end of period	$1,983,818	$775,402

Supplemental cash flow information (Note 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”, the OTCQX® Best Market under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

Prophecy Development Corp. is an exploration and development stage company focusing on the development of its mining projects. In Nevada, Unites States, the Company currently holds a 100% interest in the Gibellini Project, which it aims to make the first operating primary vanadium mine in North America. The Company also holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Quijarro province, Bolivia, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia. The Company also has a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

2.
BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2018. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018 (“Annual Financial Statements”).

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on November 7, 2019.

(b)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(c)
Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements. However, in the current period, the Company, for the first time, has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective January 1, 2019, using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 introduces new or

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

2.
BASIS OF PRESENTATION (cont’d…)

(c) Significant accounting policies and changes in accounting standards (cont’d…)

amended requirements with respect to lease accounting. It introduces changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The Company’s leases consist of corporate office lease arrangements. The Company, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right-of-use asset has been measured at the amount equal to the lease liability on January 1, 2019. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset (refer to Note 5 and Note 9).

Furthermore, the right-of-use asset may be reduced due to impairment losses.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s Annual Financial Statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019:

Adoption of IFRS 16
Lease commitments as at December 31, 2018	124,556
Less short-term commitments	(32,313)
92,243
Impact of discounting	(10,626)
Lease liability as of January 1, 2019	81,617

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s assets is as follows:

	September 30, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,656	92,532	23,119	22,865	151,172
Mineral properties	-	7,147,965	-	-	7,147,965
	$12,656	$7,240,497	$44,174	$22,865	$7,320,192

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

4.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	September 30, 2019	December 31, 2018
Cash	$1,983,818	$804,097
Cash equivalents	-	4,500,000
Restricted cash equivalents	34,500	34,500
	$2,018,318	$5,338,597

Restricted Cash Equivalents

As at September 30, 2019, a guaranteed investment certificate of $34,500 (2018 - $34,500) has been pledged as collateral for the Company’s credit card.

5.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset as at January 1, 2019 and September 30, 2019:

Initial recognition, January 1, 2019	81,617
Additions	-
Depreciation	(23,695)
Balance at September 30, 2019	57,922

6.
EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine and will pay Prophecy USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid Prophecy USD100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 which paid upon signing, and USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at September 30, 2019 remains unchanged.

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

6.
EQUIPMENT (cont’d…)

	Computer	Furniture &	Computer		Mining
	Equipment	Equipment	Software	Vehicles	Equipment	Total
Cost
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$1,314,829	$2,062,238
Additions/Disposals	3,180	2,015	-	-	24,476	29,671
Impairment charge	-	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$197,813	$172,692	$24,476	$777,080
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$888,904	$1,530,327
Depreciation for period	1,316	16,351	-	13,337	3,491	34,495
Impairment charge	-	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$197,813	$143,179	$3,491	$675,918
Carrying amount
At December 31, 2017	$3,379	$59,757	$-	$42,850	$425,925	$531,911
At December 31, 2018	$5,243	$45,421	$-	$29,513	$20,985	$101,162
Cost
Balance, December 31, 2018	$103,254	$278,845	$197,813	$172,692	$24,476	$777,080
Additions/Disposals	-	-	-	76,803	-	76,803
Balance, September 30, 2019	$103,254	$278,845	$197,813	$249,495	$24,476	$853,883
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$197,813	$143,179	$3,491	$675,918
Depreciation for period	3,810	10,876	-	9,114	2,993	26,793
Balance, September 30, 2019	$101,821	$244,300	$197,813	$152,293	$6,484	$702,711
Carrying amount
At December 31, 2018	$5,243	$45,421	$-	$29,513	$20,985	$101,162
At September 30, 2019	$1,433	$34,545	$-	$97,202	$17,992	$151,172

7.
MINERAL PROPERTIES

	Gibellini	Chandgana Tal	Khavtgai Uul	Pulacayo Paca	Total
Balance, December 31, 2017	$490,356	$-	$-	$12,809,550	$13,299,906
Additions:
Acquisition cost	$425,605	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	387,149	1,271	261,168	-	649,588
Geological and consulting	1,509,587	-	-	51,112	1,560,699
Personnel, camp and general	831,023	20,590	3,741	847,538	1,702,892
	2,727,759	21,861	264,909	898,650	3,913,179
Impairment	-	(21,861)	(264,909)	(13,708,200)	(13,994,970)
Balance, December 31, 2018	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	280,592			-	$280,592
Geological and consulting	2,110,761	-	-	301,216	$2,411,977
Personnel, camp and general	1,112,892	-	-	420,165	$1,533,057
	3,504,245	-	-	721,381	$4,225,626
Impairment	-	-	-	(721,381)	$(721,381)
Balance, September 30, 2019	$7,147,965	$-	$-	$-	$7,147,965

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Prophecy group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) Prophecy leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, US$35,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, Prophecy will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of US$3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to Prophecy in exchange for US$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of US$99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining US$900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2019, the Company paid US$120,000 (2018 – US$101,943) of the annual royalty payment to the Gibellini Lessor.

VC Exploration Group

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at
$89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

On July 13, 2017, the Company acquired (through lease under the mineral lease agreement “Louie Hill MLA”) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

Under the Louie Hill MLA, the Company is required to make payments as follows: cash payment of US$10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for US$1,000,000, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On October 22, 2018, the Company and Former Louie Hill Lessors entered into a royalty agreement (the “Royalty Agreement”) that terminated the Louie Hill MLA and provides for the Company to pay the following royalties to the Former Louie Hill Lessors  as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at its Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018 and the like day thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, the Company will pay to the Former Louie Hill Lessors a production royalty of 2.5% of the net smelter returns of vanadium produced from the royalty area and sold. Prophecy has an option to purchase 1.5% of the 2.5% of the production royalty from the Former Louie Hill Lessors for US$1,000,000.

On June 18, 2019, the Company paid US$28,000 (2018 – US$21,491) of the annual royalty payment to the Louie Hill Lessor.

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at
$89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

Prophecy Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Pulacayo Paca Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the nine months ended September 30, 2019, there were no changes to the impairment assessment and accordingly costs incurred during the period of $721,381 were written off.

After the period end, the Company signed the Pulacayo Mining Production Contract (“MPC”) with the COMIBOL, which grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. Due to a positive change in the project development, the Company intends to carry out an impairment review in relation to the Pulacayo Paca Property exploration and evaluations assets and related CGU in order to determine a recoverable amount.

Impaired Properties

Chandgana Properties, Mongolia

Chandgana Tal Property: In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia. In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

Khavtgai Uul Property: In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

Impairment of Chandgana Properties

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the period ended September 30, 2019, there were no changes to the impairment assessment and accordingly at September 30, 2019, the impaired value of $nil remains unchanged.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Impaired Properties (cont’d...)

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement with Randsburg International Gold Corp. (“Randsburg”) whereby Prophecy Resource Corp. had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by

December 31, 2010. Pursuant to the option agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Shares of the Company.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 200,000 Shares at a value of $0.48 per Share. As there were no benchmark or market changes from January 1, 2015 to September 30, 2019 the impaired value of $nil for Titan property remains unchanged.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	September 30, 2019	December 31, 2018
Trade accounts payable	$1,629,111	$1,536,786
Accrued liabilities	-	100,000
	$1,629,111	$1,636,786

9.
LEASE LIABILITY

As at September 30, 2019, the Company recorded $60,356 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

IFRS 16 adoption as at January 1, 2019	81,617
Cash flows:
Lease payments for the period	(26,466)
Non-cash changes:
Accretion expenses for the period	5,205
Balance at September 30, 2019	60,356

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

10.
SHARE CAPITAL

(a)
Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At September 30, 2019, the Company had 110,607,557 (December 31, 2018 – 95,316,127) common shares issued and outstanding.

(b)
Equity issuances

On September 6, 2019, the Company closed its non-brokered private placement for gross proceeds of $2,600,000 through the issuance of 13,000,0000 Shares at a price of $0.20 per Share. The Company paid $10,000 and issued 525,000 Shares as finder’s fee. All Shares are subject to a four month and one day hold period.

During the nine month ended September 30, 2019, the Company issued 500,000 sign-on bonus Shares with a fair value of $0.23 per Share to an officer.

During the nine months ended September 30, 2019, the Company issued 440,000 and 651,430 Shares on the exercise of stock options and warrants respectively for total proceeds of $367,722.

On September 26, 2019, the Company issued 175,000 Shares with a fair value of $0.34 per Share to Bryan Slusarchuk pursuant to his consulting agreement with the Company to introduce the Company to strategic European and US investors.

On August 8, 2018, the Company completed a common share split on the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”).  All information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split.

On August 14, 2018, the Company closed its non-brokered private placement for gross cash proceeds of $1,137,196 through the issuance of 4,061,417 units (post the Split) (the “Units”) of Prophecy. Each Unit is comprised of one Share and one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

During nine months ended September 30, 2018, the Company issued 31,250 Shares on the exercise of options for total proceeds of $6,250.

(c)
Equity-based compensation plan

The following is a summary of the changes in Prophecy’s stock options from December 31, 2017 to September 30, 2019:

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(d)
Equity-based compensation plan (cont’d…)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2017	8,248,340	$0.46
Granted	4,040,000	$0.31
Expired	(349,720)	$1.21
Cancelled	(1,815,120)	$0.45
Forfeited	(445,000)	$1.04
Exercised	(87,500)	$0.28
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	2,185,000	$0.20
Expired	(315,000)	$0.65
Cancelled	(1,792,000)	$0.30
Forfeited	(794,000)	$0.54
Exercised	(440,000)	$0.27
Outstanding, September 30, 2019	8,435,000	$0.29

 As of September 30, 2019, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	September 30	December 31,	September 30	September 30
		2019	2018	2019	2019
$0.20	July 29, 2024	1,685,000	-	210,625	1,474,375
$0.21	April 1, 2024	500,000	-	125,000	375,000
$0.65	November 14, 2023	-	200,000	-	-
$0.33	October 17, 2023	740,000	940,000	370,000	370,000
$0.26	October 10, 2023	-	550,000	-	-
$0.22	July 23, 2023	400,000	400,000	250,000	150,000
$0.31	May 1, 2023	200,000	200,000	150,000	50,000
$0.28	April 6, 2023	925,000	1,225,000	693,750	231,250
$0.31	February 20, 2023	200,000	200,000	175,000	25,000
$0.35	September 1, 2022	980,000	1,250,000	980,000	-
$0.33	June 12, 2022	925,000	1,225,000	925,000	-
$0.49	January 12, 2022	720,000	820,000	720,000	-
$0.20	June 2, 2021	990,000	1,420,000	990,000	-
$0.50	June 22, 2020	70,000	311,000	70,000	-
$0.50	April 7, 2020	100,000	535,000	100,000	-
$0.65	May 1, 2019	-	315,000	-	-
		8,435,000	9,591,000	5,759,375	2,675,625

During nine months ended September 30, 2019, the Company granted 2,185,000 stock options to directors, officers, and employees at exercise prices ranging from $0.20 to $0.21 per Share and expiry dates ranging from April 1, 2024 to July 29, 2024. Of these 794,000 options that were regranted options as described below.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(c)
Equity-based compensation plan (cont’d…)

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Share subject to a two-year vesting schedule whereby 12.5% per quarter following the date of grant. As at September 30, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued. Shareholder approval of the re-issuing of these options will be sought at the 2020 AGM.

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. The nine months ended September 30, 2019, included $232,602 (same period 2018 - $417,582) in share-based payment costs related to stock options expensed as general and administrative expenses and 100,752 (same period 2018 – $141,659) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.46; expected life – 4.5 years; expected volatility – 134%; expected dividends – Nil.

(d)
Share purchase warrants

The following is a summary of the changes in Prophecy’s Share purchase warrants from December 31, 2017 to September 30, 2019.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2017	25,758,030	$0.44
Issued	5,061,417	$0.40
Exercised	(3,445,420)	$0.39
Expired	(56,000)	$0.40
Outstanding, December 31, 2018	27,318,027	$0.44
Exercised	(651,430)	$0.38
Outstanding, September 30, 2019	26,666,597	$0.44

As of September 30, 2019, the following Prophecy share purchase warrants were outstanding:

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(c)
Equity-based compensation plan (cont’d…)

		Number or Warrants at
Exercise Price	Expiry Date	September 30, 2019	December 31, 2018
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	198,237
$0.40	July 6, 2021	3,863,180	3,863,180
$0.40	June 2, 2021	7,500,000	7,500,000
$0.30	April 23, 2021	-	100,000
$0.50	February 15, 2021	500,000	500,000
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	211,250	211,250
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,533,020	2,533,020
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	3,983,490	4,534,920
$0.60	June 24, 2020	1,147,670	1,147,670
$0.50	May 22, 2020	1,200,000	1,200,000
		26,666,597	27,318,027

11.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

11.
 FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…)

Fair Value Measurements (cont’d…)

Fair value hierarchy (cont’d…)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, September 30, 2019	$1,983,818	$-	$-	$1,983,818
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097

Categories of financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed interim consolidated balance sheet. The Company does not offset financial assets with financial liabilities. There were no changes to the method of fair value measurement during the period. The Company’s financial assets and financial liabilities are categorized as follows:

Categories of financial instruments

	September 30, 2019	December 31, 2018
Fair value through profit or loss
Cash	$1,983,818	$5,304,097
Amortized cost
Receivables	$5,959	$36,399
Restricted cash equivalents	$34,500	$34,500
	$2,024,277	$5,374,996
Amortized cost
Accounts payable and accrued liabilities	$1,629,111	$1,636,786
	$1,629,111	$1,636,786

12.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2019, the Company had a cash balance of $1,983,818 (December 31, 2018 – $5,304,097). As at September 30, 2019, the Company had accounts payable and accrued liabilities of $1,629,111 (December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

12.
 FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(b)
Credit risk (cont’d…)

on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2019.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at September 30, 2019, with other variables unchanged, a 10% (December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $146,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $80,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $53,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

12.
 FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c)
Market risk (cont’d…)

(iii)
Commodity and equity price risk (cont’d…)

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13.
RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2019	2018	2019	2018
Directors and officers	$474,852	$325,080	$1,578,135	$843,323
MaKevCo Consulting Inc.	5,500	4,700	15,900	14,100
Sophir Asia Ltd.	4,900	4,400	14,700	13,200
	$485,252	$334,180	$1,608,735	$870,623

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2019	2018	2019	2018
Consulting and management fees	$48,948	$64,518	$166,000	$190,017
Directors' fees	38,643	16,055	78,043	43,055
Mineral properties	312,662	182,357	863,387	426,551
Salaries	84,999	71,250	501,305	211,000
	$485,252	$334,180	$1,608,735	$870,623

As at September 30, 2019, amounts due to related parties totaled $39,130 (December 31, 2018 – $4,634).

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

14.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Key Management Personnel	2019	2018	2019	2018
Salaries and short term benefits	$106,649	$83,046	$560,132	$237,004
Share-based payments	91,689	120,600	314,992	417,535
	$198,339	$203,646	$875,125	$654,539

15.
SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30,
	2019	2018
Supplementary information
Non-Cash Financing and Investing Activities
Bonus shares	$115,000	$-
Shares issued to settle debt	$164,500	$-
Warrants issued for mineral property	$-	$181,944
Depreciation included in mineral property	$3,833	$90,944
Equipment expenditures included in accounts payable	$472,213	$511,243
Fair value loss/gain on marketable securities	$-	$81,000
Mineral property expenditures included in accounts payable	$987,828	$653,108
Share-based payments capitalized in mineral properties	$100,752	$141,659
Reclassification of contributed surplus on exercise of options	$103,071	$-
Reclassification of contributed surplus on exercise of warrants	$28,478	$-

16.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,952,700) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme court to consider and issue a new resolution.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

16.
CONTINGENCIES (cont’d…)

ASC tax claim (cont’d…)

During the period ended September 30, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

There can be no assurance that the national tax authority in Bolivia will not re-commence appeals on the above rulings.
Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Prophecy’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time.

17.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to September 30, 2019:

●
On October 7, 2019, the Company announced that the Pulacayo Mining Production Contract (“MPC”) between Prophecy and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy, was executed on October 3, 2019. The MPC grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years.

●
On October 18, 2019, the Company closed a non-brokered private placement previously announced on October 7, 2019. The placement raised gross proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share. Also, the Company issued 654,000 Shares as finder’s fee.

●
On November 4, 2019, the Company announced the appointment of Ron Clayton as an independent director.

●
On November 5, 2019, the Company announced the appointment of Joaquin Merino-Marquez as Company’s Vise President, South American Operation, based in Bolivia.

17.
EVENTS AFTER THE REPORTING DATE (cont’d…)

The Company also announced that it has granted in aggregate, 1,680,000 incentive stock options, to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.44 per Share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant. The Company also announces that it has issued an aggregate of 104,951 Shares at a deemed price of $0.41 per share, in satisfaction of an aggregate of $43,030 of indebtedness currently owed by the Company to some Directors of the Company.